As filed with the Securities and Exchange Commission on November 4, 2008
Securities Act File No. 333-150604
Investment Company Act File No. 811-21506

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
_____________

FORM N-14
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

☐    Pre-Effective Amendment No.  __

☒                 Post-Effective Amendment No.  1

(Check appropriate box or boxes)

BLACKROCK ENHANCED CAPITAL AND INCOME FUND, INC.
(Exact name of registrant as specified in charter)

100 Bellevue Parkway
Wilmington, Delaware  19809
(Address of Principal Executive Offices)
Telephone Number:  (800) 882-0052
(Area Code and Telephone Number)

Donald C. Burke
President and Chief Executive Officer
BlackRock Enhanced Capital and Income Fund, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey  08536
(Name and Address of Agent for Service)
_____________

Copies to:
Michael K. Hoffman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, NY 10036-6522	Howard B. Surloff, Esq. BlackRock Advisors, LLC 40 East 52nd Street New York, NY 10022

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EXPLANATORY NOTE

This Registration Statement is organized as follows:

The Joint Proxy Statement/Prospectus and Statement of Additional Information in the form filed on June 19, 2008 pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended (File Nos. 333-15064 and 811-21506) are incorporated herein by reference.

This amendment is being filed in order to file, as Exhibit 12 to this Registration Statement, the tax opinions of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel for the Registrant.

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PART C:  OTHER INFORMATION

ITEM 15.  Indemnification

There has been no change in the information set forth in Item 15 of the most recently filed Registration Statement of BlackRock Enhanced Capital and Income Fund, Inc. (the "Registrant") on Form N-14 under the Securities Act of 1933 and the Investment Company Act of 1940 (File Nos. 333-15064 and 811-21506) as filed with the Securities and Exchange Commission on June 12, 2008, which information is incorporated herein by reference.

ITEM 16.  Exhibits

1)	Articles of Incorporation of the Registrant and amendments thereto (a)

2)	By-laws of the Registrant (a)

3)	Not applicable

4)	Form of Agreement and Plan of Reorganization (a)

5)	(a) Portions of the Articles of Incorporation and By-laws of the Registrant defining the rights of holders of shares of common stock of the Registrant (a)

(b) Form of specimen certificate for shares of common stock of the Registrant (b)

6)	(a) Investment Management Agreement between the Registrant and BlackRock Advisors, LLC (a)

(b) Sub-Investment Advisory Agreement between the Registrant and BlackRock Financial Management, Inc. (a)

(c) Sub-Investment Advisory Agreement between the Registrant and BlackRock Investment Management, LLC (a)

(d) Administrative Services Agreement between the Registrant and State Street Bank and Trust Company (b)

7)	Not Applicable

8)	Not Applicable

9)	Custodian Agreement between the Registrant and Brown Brothers Harriman & Co. (b)

10)	Not Applicable

11)	Opinion and Consent of Miles & Stockbridge P.C., special counsel for the Registrant (b)

12)	(a) Tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP relating to Registrant's acquisition of BlackRock Enhanced Equity Yield Fund, Inc. (c)

(b) Tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP relating to Registrant's acquisition of BlackRock Enhanced Equity Yield & Premium Fund, Inc. (c)

13)	Stock Transfer Agency Agreement between the Registrant and The Bank of New York Mellon (b)

14)	Consent of Deloitte & Touche LLP, independent auditors for the Registrant (b)

15)	Not Applicable

16)	Power of Attorney (b)

17)	Proxy cards for the Funds (a)

_____________

(a) Incorporated herein by reference to Registrant's Registration Statement on Form N-14 as filed via EDGAR on May 2, 2008.

(b) Incorporated herein by reference to Registrant's Registration Statement on Form N-14 as filed via EDGAR on June 12, 2008.

(c) Filed herewith.

ITEM 17.  Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable Exchange registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of New York and the State of New York, on November 4, 2008.

BLACK ROCK ENHANCED CAPITAL AND INCOME FUND, INC.

By:

/s/ Donald C. Burke
Donald C. Burke
President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title

/s/ Donald C. Burke	President and Chief Executive Officer (Principal Executive Officer)
Donald C. Burke

/s/ Neal J. Andrews *	Chief Financial Officer
Neal J. Andrews	(Principal Financial Officer)

/s/ G. Nicholas Beckwith, III *	Director
G. Nicholas Beckwith, III

/s/ Richard E. Cavanagh *	Director
Richard E. Cavanagh

/s/ Kent Dixon *	Director
Kent Dixon

/s/ Frank J. Fabozzi *	Director
Frank J. Fabozzi

/s/ Kathleen F. Feldstein *	Director
Kathleen F. Feldstein

/s/ James T. Flynn *	Director
James T. Flynn

/s/ Jerrold B. Harris *	Director
Jerrold B. Harris

/s/ R. Glenn Hubbard *	Director
R. Glenn Hubbard

/s/ W. Carl Kester *	Director
W. Carl Kester

/s/ Karen P. Robards *	Director
Karen P. Robards

/s/ Robert S. Salomon, Jr.*	Director
Robert S. Salomon, Jr.

/s/ Richard S. Davis *	Director
Richard S. Davis

/s/ Henry Gabbay *	Director
Henry Gabbay

*By: /s/ Donald C. Burke
Donald C. Burke, Attorney-in-Fact
November 4, 2008

SCHEDULE OF EXHIBITS TO FORM N-14
BLACKROCK ENHANCED CAPITAL AND INCOME FUND, INC.

Exhibit
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12)	(a)	Tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP relating to Registrant's acquisition of BlackRock Enhanced Equity Yield Fund, Inc.

	(b)	Tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP relating to Registrant's acquisition of BlackRock Enhanced Equity Yield & Premium Fund, Inc.